PUBLIC COPY

Pacific Oak Capital Markets, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

These financial statements should be deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70537

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PACIFIC OAK CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 PARK CENTER DRIVE, SUITE 800
(No. and Street)

COSTA MESA	CA	92626
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hans Henselman	(714) 206-7702	hhenselman@pac-oak.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Hans Henselman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACIFIC OAK CAPITAL MARKETS, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________

Title: CEO

LAURIE SELWITZ
Notary Public - California
Orange County
Commission # 2275289
My Comm. Expires Feb 11, 2023

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Pacific Oak Capital Markets, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Pacific Oak Capital Markets, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Oak Capital Markets, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pacific Oak Capital Markets, LLC's management. My responsibility is to express an opinion on Pacific Oak Capital Markets, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Pacific Oak Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Pacific Oak Capital Markets, LLC's auditor since 2022.

Tarzana, California

February 17, 2023

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets		
Cash	$	1,108,050
Trade receivables		246,712
Due from affiliates		12,289
Furniture, fixtures and equipment, net of accumulated depreciation of $34,612		61,192
Prepaid expenses and other assets		42,460
Total assets	$	1,470,703
Liabilities and member's equity		
Accounts payable and accrued liabilities	$	292,507
Due to affiliates		98,507
Total liabilities		391,014
Member's equity		1,079,689
Total liabilities and member's equity	$	1,470,703

See accompanying notes to financial statements.

1. ORGANIZATION

Pacific Oak Capital Markets, LLC (the "Company") was formed on March 26, 2020 as a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Operations of the Company commenced on December 10, 2020 with the approved membership in FINRA. The Company is authorized to engage in private placements of securities and wholesaling private placements of securities, including non-traded real estate investment trusts ("REITs") and Delaware Statutory Trusts/1031 offerings, and registered offerings. The Company does not hold customer funds or safeguard customer securities. The Company is fully owned by Pacific Oak Holding Group, LLC (the "Member").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The presentation of the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies, and revenues and expenses. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company's financial instruments including cash, trade receivables, due from affiliates, prepaid expenses and other assets, accounts payable and accrued expenses and due to affiliates are carried at amounts that approximate fair value due to the short-term nature of those instruments. There were no levels to measure at December 31, 2022.

Cash

Cash includes cash on hand and monies held on demand in banks is subject to an insignificant risk of change in value. At times, the Company's cash balances may exceed federally insurable limits. The Company monitors the cash balances in its operating account and adjusts cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss in its operating account.

Trade Receivables

Trade receivables are stated at their carrying values. Trade receivables consist primarily of amounts due from:

- monthly retainer fee
- trailing commission fees
- reimbursable organizational and offering costs

The Company regularly reviews its trade receivables to ensure their adequacy by considering internal factors such as the lack of any historical write-offs and the age of the receivable balance as well as external factors such as economic conditions that may affect the customer's ability to pay. As of December 31, 2022 there is no allowance for credit losses recorded.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets, which is generally three years for computer equipment and eight years for furniture and fixtures. As of December 31, 2022 the Company had $73,384 of furniture and fixtures and $22,420 of computer equipment recorded net of accumulated depreciation of $16,023 and $18,589, respectively.

Revenue Recognition

Revenues are comprised of offering fees and expense reimbursements that provide customers with gross offering proceeds and related advisory support in connection with the offering during the term of the arrangement. These include dealer manager and placement fees, which are comprised of fees for offering proceeds raised over a contractual performance period, product retainer fees from promoting products, as well as related reimbursable fees related to organizational and offering costs, including educational conferences and seminars, broker-dealer conferences, and due diligence meetings, incurred in connection with the offering.

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through the application of the following steps:

a. Identification of the contract, or contracts, with a customer;

b. Identification of the performance obligations in the contract;

c. Determination of the transaction price;

d. Allocation of the transaction price to the performance obligations in the contract; and

e. Recognition of revenue when or as the Company satisfies the performance obligations

The Company recognizes revenue in a manner that depicts the transfer of the services to the customer as follows 1) Revenues from offering fees are recognized on trade date when proceeds are raised for dealer manager fees and placement fees, 2) Revenues for retainer fees related to placement are recognized ratably over the contract term and 3) Revenues from reimbursable expenses are generally recognized as the expenses are incurred.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Under current law, no provision for federal and state income taxes has been included in the financial statements since the income or loss of the Company is reported by the Member on its income tax return. Based on its evaluation under ASC Topic 740, *Income Taxes*, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdiction. As of December 31, 2022, the Company did not have any liabilities for uncertain tax positions that it believes should be recognized in its financial statements.

The Company's tax returns are subject to examination by federal taxing authorities. The tax laws, rules, regulations governing these returns are subject to varying interpretations. The tax years considered open are 2020 through 2021. The Company has no examinations in progress. As a result, the amounts reported in tax returns could be changed upon final determination by taxing authorities.

Retirement Plan

The Company maintains a 401(k) plan for its employees and matches ten percent of an employee's annual contributions into the plan. During the year ended December 31, 2022, the Company matched $12,543 in contributions which is included in compensation and benefits on the Statement of Operations.

3. RELATED PARTY TRANSACTIONS

The Company is entitled to certain fees as detailed in the Revenue Recognition footnote above for dealer manager fees and placement fees and reimbursable organizational and operating costs earned from affiliated issuers.

Fees earned by the Company for the year ended December 31, 2022 from affiliated issuers are as follows:

	Revenue				
	Pacific Oak Residential Trust II, Inc.	**Pacific Oak Opportunity Zone Fund I, LLC**	**Pacific Oak Opportunity Zone Fund II, LLC**	**Pacific Oak Residential Trust, Inc.**	**Total**
Dealer manager and placement fees	$ 1,050	$ 96,512	$ 6,750	$ —	$ 104,312
Reimbursable fees	5,310	4,406	—	6,474	16,190
Totals	$ 6,360	$ 100,918	$ 6,750	$ 6,474	$ 120,502

The Company entered into an expense sharing arrangement with Pacific Oak Capital Advisors, LLC ("POCA") whereby the Company is responsible for paying its share of allocated expenses incurred by POCA in support of operations of the Company. These expenses generally consist of office rent, insurance, utilities, IT services, human resources and accounting personnel compensation and benefits. For the year ended December 31, 2022, total allocated expenses from POCA to the Company were $495,624. Included in the Statement of Operations, these allocated expenses are $128,214 for compensation and benefits; $80,438 for legal and professional expenses and $286,972 for general and administrative expenses. The Company may also seek reimbursement for direct costs incurred from third parties that were initially paid by the Company on behalf of its Member and POCA.

At December 31, 2022, the receivable from its Member was $12,289 and is included in due from affiliates on the balance sheet. This receivable balance primarily consists of dealer member support fees owed to the Company.

At December 31, 2022, the payable to its Member and POCA for these shared services under the expense sharing agreement was $98,507 and is included in due to affiliates on the balance sheet.

The Company received $1,529,081 in cash capital contributions from its Member for the year ended December 31, 2022.

4. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $26,068. The Company's actual net capital of $717,036 was $690,968 in excess of its required net capital of $26,068. The Company's ratio of aggregate indebtedness of $391,014 to net capital was 0.55 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

6. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until February 17, 2023, the date that the financial statements were available to be issued.